Code of Ethics
December 16, 2010

Effective January 1, 2011

Policy Information

Document Title:	Code of Ethics
Content Owner:	General Counsel & Director of HRA
Certification of Compliance Contact:	Director of HRA – Employees General Counsel – Board, AHAC and RMAB
Policy Category:	FHLBank Policy
FHLBank-Level Approver:	Policy Oversight Group
Board-Level Approver:	Full Board
Review Frequency:	Yearly
Initial Effective Date:	12/20/2006
Last Review Date:	05/26/2010
Next Review Date:	03/2011

Introduction

This FHLBank Policy, governed by the board of directors, establishes the principles to ensure the Federal Home Loan Bank of Topeka (“FHLBank”) maintains a legally compliant and highly ethical workplace. This Code of Ethics (“Code”) is intended to assist in FHLBank’s compliance with all applicable laws and regulations, including the provisions of the Federal Home Loan Bank Act, as amended (12 U.S.C. §§ 1421 – 1449), the regulations of the Federal Housing Finance Agency (“Finance Agency”) (12 C.F.R. Parts 900 – 998 and 1200-1299), and all Finance Agency advisory bulletins, regulatory interpretations, policies, and other pronouncements affecting the FHLBank.

Purpose

Major financial services organizations are closely scrutinized by government regulators, the media and the public. The FHLBank is subject to the same scrutiny, perhaps even more so given its status as a Government-Sponsored Enterprise. Only through strict adherence to high standards of ethical and professional conduct can the FHLBank continue to meet the expectations of its customers (members and housing associates), regulators, directors, employees, contractors, purchasers of FHLBank consolidated obligations, counterparties and vendors, as well as Congress and the public (all collectively called “Stakeholders”).

Scope

The Code applies to all regular FHLBank employees (both full- and part-time, collectively called “Employees”), directors, Affordable Housing Advisory Council (“AHAC”) members and Risk Management Advisory Board (“RMAB”) members (all collectively called “Covered Parties”).

I. Ethical Conduct is Essential

The FHLBank aspires to conduct every aspect of its business in accordance with the highest ethical standards. To enable the FHLBank to achieve this goal, each Covered Party must comply with the requirements of this Code. The Code is comprised of eight time-honored ethical principles, which are supplemented with supporting guidance and interpretation. These principles set the standard for maintaining a legally compliant and highly ethical workplace.

Compliance is a condition of employment for Employees and for continued service in the case of members of the board of directors, AHAC and RMAB. It is vitally important for each Covered Party to know, understand and embrace the principles set forth in the Code.

II. Ethical Principles

All Covered Parties are required to:

1. Maintain the highest standard of honesty and integrity.

2. Comply with the laws and regulations pertaining to the FHLBank.

3. Avoid conflicts of interest, including even the appearance of a conflict of interest.

4. Protect the confidential, personal and proprietary information of the FHLBank and its customers, counterparties, vendors and other Covered Parties.

5. Protect FHLBank property and use it only for legitimate purposes.

6. Deal fairly with the FHLBank’s customers, regulators, counterparties, vendors and other Covered Parties.

7. Accurately record and report information to meet financial reporting, regulatory and legal obligations.

8. Foster a safe, healthy and productive workplace.

III. General Responsibilities

Individual Responsibilities

Employees. Each Employee must maintain the highest standards of ethics and professionalism, which includes fully complying with the Code. The same principles apply regardless of the situation the Employee faces or the Stakeholder with whom they are dealing. However, the Code is not designed to anticipate every ethical situation that Employees may face during their relationship with the FHLBank. If there is any doubt regarding a situation not explicitly addressed in the Code, Employees are expected to consult with and seek advice from their managers, the FHLBank’s Director of Human Resources and Administration or, for primarily legal issues, the FHLBank’s General Counsel.

Managers. Managers are expected to demonstrate a commitment to the Code by setting an example through their own conduct. Managers must strive to maintain a workplace environment that encourages communication about and compliance with the Code, so that Employees and contractors are comfortable asking questions about and reporting potential violations of the Code. If a manager becomes aware that an Employee or contractor plans to engage in an unethical behavior, he or she is expected to act affirmatively to prevent the prohibited conduct.

Reporting Ethics Concerns

Covered Parties shall promptly report any violation or possible violation of the Code in accordance with the FHLBank’s Whistleblower Procedures. If they are comfortable in doing so, Employees are welcome to first discuss the matter with their managers, the FHLBank’s Director of Human Resources and Administration or, for primarily legal issues, the FHLBank’s General Counsel. Directors and AHAC and RMAB members are welcome to first discuss the matter with the FHLBank’s Director of Internal Audit or the FHLBank’s General Counsel.

Administration of the Code

Interpretation. The provisions set forth in the Code are intended to be interpreted and applied under a reasonableness standard. If a Covered Party has any questions as to how a certain provision applies to a specific set of facts, he or she is expected to contact one of the appropriate officers identified in the above paragraph for an opinion as to the application of the provision(s) in question.

Distribution and Certification of Compliance. A copy of the Code and any future amendments will be provided to each Covered Party. Each Covered Party is required, upon commencement of his or her employment or service with the FHLBank, and on an annual basis thereafter, to verify receipt of, verify compliance with and agree to continue to comply with the requirements of the Code, including any applicable policies incorporated by reference into the Code, and, in the case of Employees, annually disclose any matters required by this Code to be reported (except waivers reported to the Audit Committee of the board of directors). The certification and disclosure forms shall be reviewed by the Director of Human Resources and Administration, who will submit an annual report thereon to the Audit Committee of the board of directors. Covered Parties may also be required to verify their compliance any time an update or amendment is made to the Code, which may be amended or updated at any time at the discretion of the FHLBank’s board of directors.

Waivers. A waiver of any provision of the Code applicable to an FHLBank director, member of the AHAC or RMAB, or an FHLBank officer with the title of Vice President or higher may only be granted by the FHLBank’s board of directors. The FHLBank’s President or General Counsel may grant waivers to other officers and other Covered Parties. All requests for waivers shall be in writing directed to the person(s) authorized to grant such waiver and shall describe all significant facts and circumstances relating to the request and the reasons for the request. A waiver shall be granted only if the person(s) granting the waiver believe it to be in the best interest of the FHLBank. All such waivers shall be in writing and shall be reported to the Audit Committee of the board of directors and shall be disclosed as required by the Securities Exchange Act of 1934 and the rules thereunder.

Violations. Any violation of the Code, even if well-intentioned or believed to be justified, will be seriously addressed. A violation could result in corrective action up to and including termination of the Covered Party’s employment or service with the FHLBank. Violations of the Code include, but are not limited to, violating the principles of the Code, failing to report a violation, condoning a violation by someone else, making a false report, failing to cooperate fully in an investigation of any violation, and retaliating against another Covered Party who reports in good faith a suspected violation. All violations shall be reported to the Audit Committee of the board of directors.

IV. Compliance with the Ethical Principles

Principle 1: Honesty and Integrity

Covered Parties must maintain the highest standard of honesty and integrity at all times.

Ethical conduct starts with honesty and integrity in interacting with all of the FHLBank’s Stakeholders.

Responsibilities to all Stakeholders

Honesty in communications means that Covered Parties must always express the truth as best as they know it and not convey it in a way likely to mislead or deceive. Covered Parties must be truthful in presenting the facts to the best of their knowledge. Covered Parties need to avoid out-of-context statements or leaving an impression with a Stakeholder that is misleading.

Complete candor must be the norm. Covered Parties are expected to be forthright, volunteering the information that the customer, vendor or counterparty needs to know to be fully informed when entering into a business transaction with the FHLBank. The same applies to all communications with the FHLBank’s regulators.

Responsibilities to the FHLBank

Covered Parties shall not engage in criminal or otherwise disgraceful conduct, or other conduct prejudicial to the FHLBank, that adversely affects the confidence in, and reputation of, the FHLBank among customers, regulators, other Covered Parties and the public.

Covered Parties shall comply with FHLBank travel expense procedures. When on FHLBank business, Covered Parties are expected to use good judgment, keep business expenses reasonable and request reimbursement only for needed business-related expenses. Covered Parties also must ensure that their vacations and other absences are accurately and promptly recorded in the FHLBank’s attendance database.

Principle 2: Compliance with Laws and Regulations

Covered Parties must comply with all laws and regulations pertaining to the FHLBank.

Covered Parties must comply with all laws, rules, regulations, policies, guidelines and procedures applicable to the FHLBank. Covered Parties are expected to obey the spirit, as well as the letter, of all laws and regulations in every area in which the FHLBank does business. In particular, all Covered Parties should be knowledgeable of the laws, regulations and policies of the Finance Agency or any successor regulator and the Securities and Exchange Commission (“SEC”) that relate to their job responsibilities.

This section highlights some of the more important laws and regulations that apply to the FHLBank and Covered Parties. If a Covered Party has questions about a specific law or regulation that applies to his or her job responsibilities, he or she should seek the advice of the Legal Department.

Duties to the FHLBank

Federal Home Loan Bank Act and Finance Agency Regulations. Covered Parties shall comply with all provisions of the Federal Home Loan Bank Act, as amended (12 U.S.C. §§ 1421 – 1449), the regulations of the Finance Agency (12 C.F.R. Parts 900 – 998 and 1200-1299), and all Finance Agency advisory bulletins, regulatory interpretations, policies, and other pronouncements affecting the FHLBank.

Securities Laws. To avoid any possible violation of insider trading laws, all Covered Parties must comply with the FHLBank’s Insider Trading Policy and Employees may not own stock of FHLBank members. Covered Parties must also comply with the FHLBank’s Policy on Fair Disclosure, which prohibits selective disclosure of material, non-public information to persons outside the FHLBank who might use the information for purchasing or selling securities of the FHLBank, and the FHLBank’s Form 8-K Compliance Policy, if applicable. The securities laws also require full, fair, accurate, timely and understandable disclosure of the FHLBank’s financial results and condition as discussed in Principle 7 of this Code. The policies in this section are incorporated by reference into this Code.

Copyright Laws. Covered Parties shall not create unauthorized copies of copyrighted material. Although copyright infringement most often involves the unauthorized copying of publications or other print media, it also can extend to unauthorized use of photographs and graphic displays or designs. In addition, computer software is copyrighted. It is sold subject to license agreements that restrict its use. Covered Parties cannot copy software or use it on a different computer unless the license agreement so permits.

Trade Regulation Laws. Covered Parties shall never agree with their counterparts at competitors on what prices or levels of rates should be charged their customers. Under no circumstances shall a Covered Party accept any bribes or kickbacks from customers, vendors, counterparties or anyone wanting to do business with the FHLBank.

Duties to Employees

Discrimination and harassment are serious violations of federal and state laws and of FHLBank policy. To this end, Covered Parties must fully comply with the FHLBank’s Anti-harassment, Nondiscrimination & Mutual Respect Policy Statement as distributed from time to time. When interviewing job applicants, managers may not ask specific questions that do not relate to the individual’s ability to perform the job, such as asking questions about his or her age, marital status and/or child-rearing responsibilities. Managers must focus hiring and other employment decisions on the merits of a candidate’s qualifications.

The FHLBank is committed to providing all Employees with the same opportunities for success regardless of their race, color, religion, ancestry, national origin, age, sex, sexual orientation, parental status, veteran status, citizenship status, disability or any other non-job-related factor. Covered Parties are required to comply with all other federal, state and local employment laws that apply to the FHLBank. The FHLBank provides reasonable accommodation to applicants with disabilities and Covered Parties to enable them to apply for and to perform the essential functions of their jobs or positions. Employees shall attend FHLBank-sponsored training regarding these requirements and seek the advice of the Human Resources and Administration or Legal Departments when necessary.

Duties to Government

When dealing with government officials, Covered Parties must be sensitive to the rules that govern government officials’ receipt of gifts and entertainment. Under no circumstances may a Covered Party pay or offer anything of value to a government official, including political parties or candidates for public office, for the purpose of rewarding the official for his or her actions.

Principle 3: Conflicts of Interest

Covered Parties are required to avoid conflicts of interest, including even the appearance of a conflict of interest.

Covered Parties are responsible for safeguarding the integrity of the FHLBank’s business decisions by ensuring that their decisions are made solely on the basis of what is best for the FHLBank and are not influenced by personal interests. Conflicts of interest arise in any situation in which there is a potential for divided loyalties between a Covered Party’s personal interests and a Covered Party’s obligations to the FHLBank. While an activity that is an actual conflict of interest is never acceptable, Covered Parties must also avoid activities that involve even the appearance of such a conflict. Any conflict of interest that may arise and any material transaction or relationship that could be expected to give rise to a conflict involving a Covered Party shall be reported promptly as described above in “III. General Responsibilities” under the heading “Reporting Ethics Concerns,” except for conflicts, transactions and relationships which are specifically required by this Code to be disclosed annually.

Certain Definitions

“Affiliate” means any person or company that controls, is controlled by, or is under common control with another entity or person, including any holding company, subsidiary or sister company. For purposes of this definition, control means ownership of 35 percent or more of the entity’s assets

“Financial Interest” means the ownership or control, directly or indirectly, of any of the following, but does not include a Passive Financial Interest:

•	Any shares of common or preferred capital stock (or options thereon);

•	Any other equity interest (e.g., partnership or trust shares or interests); or

•	Any debt security or obligation (except deposit or savings accounts).

“Immediate Family Member” means a Covered Party’s spouse, domestic partner or dependent children (regardless of residence).

“Passive Financial Interest” means any of the following:

•	An investment in a legally recognized entity that owns debt or equity securities if neither the Covered Party nor a Covered Party’s Immediate or Related Family Member controls the entity or plays any role in the purchase or sale of the securities owned by the entity, which would typically include 401(k) savings plans, employee stock ownership plans, money-market funds, bonds and other mutual fund holdings;

•	Debt or equity securities owned through an account managed by an investment advisor registered under the Investment Advisers Act of 1940 (15 U.S.C. §80b-1 et. seq.) if the investment advisor has sole control over the selection of securities acquired for the account; and

•	Investments held in a trust not controlled by a Covered Party or a Covered Party’s Immediate or Related Family Member

“Related Family Member” means (a) a Covered Party’s parent, sibling, or non-dependent children (regardless of residence), and (b) any other individual related to the Covered Party by blood, marriage or adoption residing in the Covered Party’s household.

Financial Interests and Transactions; Relationships

Customers. The best remedy for a conflict of interest is to avoid the conflict altogether. Consequently, an Employee cannot serve on the governing board of a customer or any of its Affiliates. Also, Employees and their Immediate and Related Family Members may not engage in any personal financial transaction with a customer or any of its Affiliates that relies to any extent on information obtained through their employment or service with the FHLBank. Moreover, an Employee may not have a direct or indirect Financial Interest in a customer or any of its Affiliates except as follows:

(a) An Employee may have a Financial Interest in a customer or any of its Affiliates that was acquired prior to the commencement of FHLBank employment, through a change in marital status, or through other circumstances beyond the Employee’s control (e.g., inheritance, gift, merger or acquisition, or other change in corporate ownership) until it is required to be divested as set forth below;

(b) An Immediate Family Member may purchase and own the securities of, or have a Financial Interest in, a customer or any of its Affiliates, provided that such Immediate Family Member is an employee of the customer or Affiliate. While such Financial Interest is held, the Employee may not participate in any FHLBank decision affecting the customer or Affiliate or any FHLBank transaction with the customer or Affiliate; or

(c) A Related Family Member may purchase and own the securities of, or have a Financial Interest in, a customer or any of its Affiliates.

An Employee must disclose any Financial Interest under (a), (b) or (c) above to the Director of Human Resources and Administration within 30 days of the later of (i) beginning employment, (ii) acquiring the Financial Interest, or (iii) learning of an Immediate or Related Family Member’s acquisition of the Financial Interest. The Employee or Immediate Family Member will be provided a reasonable period of time, not to exceed 12 months (or, if divestiture of the Financial Interest is restricted by its terms, such longer time that the Financial Interest must be held before divestiture), to divest such Financial Interest acquired under (a) or (b) above an Employee’s Immediate Family Member. Until such divestiture, the Employee may not participate in any FHLBank decision affecting the customer or Affiliate or any FHLBank transaction with the customer or Affiliate.

When doing business with a customer, Covered Parties and their Immediate and Related Family Members must never seek or accept preferential treatment (such as a discounted interest rate on a loan that would not be offered to a similarly situated individual) solely on the basis of the Covered Party’s association with the FHLBank.

Counterparties and Vendors. Employees and their Immediate Family Members must not serve on the governing board of any FHLBank counterparty or vendor, or any of its Affiliates, if that relationship might cause them to have an actual or apparent conflict of interest, nor may an Employee or an Employee’s Immediate Family Member hold any Financial Interest in a counterparty or vendor, or any of its Affiliates, in an amount greater than the lesser of (1) $250,000 or (2) 0.01 percent of the market capitalization of the counterparty or vendor. Covered Parties shall not use their position to solicit counterparties or vendors to provide preferential personal treatment to such Covered Parties or their Immediate or Related Family Members and must not accept any special discounts or privileges that are not available as part of a discount program that such counterparty or vendor offers to its customers generally.

Employment of Immediate Family Members. If an Employee’s Immediate or Related Family Member is employed by, or is on the governing board of, any FHLBank customer, vendor or counterparty, or any of its Affiliates, the Employee must be especially sensitive to a possible conflict of interest. He or she must promptly disclose the relationship to the FHLBank’s Director of Human Resources and Administration and may be advised to abstain from any decision-making responsibilities regarding that vendor or counterparty. The relationship must also be reported on the annual certification and disclosure forms submitted to the Human Resources and Administration Department.

Business Courtesies

The FHLBank recognizes that it is sometimes the custom for customers, vendors and counterparties seeking to do business or maintain business relationships with the FHLBank to offer business courtesies to FHLBank Covered Parties. Business courtesies may include, but are not limited to, such items as gifts (boxes of chocolates, fruit baskets, tickets to sporting events, etc.) and entertainment (meals, drinks, rounds of golf, attendance at a sporting event, transportation, accommodations, etc.).

Covered Parties generally should not accept substantial gifts or entertainment (i.e., gifts or entertainment with an aggregate value greater than $200) from any one customer, counterparty or vendor, including any of its Affiliates, in any calendar year. The reason for this prohibition on substantial gifts and entertainment is to prevent the receipt of gifts or entertainment that could inappropriately influence a Covered Party’s actions or create the appearance of inappropriately influencing a Covered Party’s actions. More specific guidance concerning gifts and entertainment follows.

Gifts. All gifts accepted by an Employee from any customer, counterparty or vendor, or any of its Affiliates, above a de minimis value (i.e., gifts with an aggregate value greater than $50) in any calendar year must be reported on the annual certification and disclosure forms submitted to the Human Resources and Administration Department.

Examples of gifts below the de minimis value threshold that do not need to be reported on the annual certification and disclosure forms submitted to the Human Resources and Administration Department include promotional items such as a sleeve of golf balls, pens, pocket calendars, and tee-shirts.

Examples of gifts above the de minimis value threshold that need to be reported on the annual certification and disclosure forms submitted to the Human Resources and Administration Department include duffle bags, business portfolios, and golf shirts, even if made available to all participants or won at a raffle at an event.

Sometimes it may be impractical to return gifts with an aggregate value greater than $200 to the source, such as a holiday fruit basket or other perishables. Whenever this occurs, such gifts must be shared with other FHLBank staff, or the Covered Party must reimburse the donor for the difference between $200 and the value of the gifts. If the Covered Party reimburses the donor for the difference, he or he shall attach a copy of his or her cancelled check to the annual certification and disclosure forms submitted to the Human Resources and Administration Department.

Covered Parties are never to request a gift from any third party. In addition, cash or cash equivalents may never be accepted from any third party.

Entertainment. Covered Parties should strive to develop a “business partner” relationship with FHLBank customers, vendors and counterparties, as opposed to a “seller-buyer” relationship. Preferably, Covered Parties should generally attempt to pay their own share of any expense incurred when discussing business or building relationships with a customer, vendor or counterparty, or an organization wanting to do business with the FHLBank. Covered Parties can accomplish this either by paying their share of the expenses at the time they are incurred, or reimbursing the provider after the event. In circumstances in which it would be awkward or uncomfortable, or would impose a significant burden on, or would embarrass or offend the provider of the entertainment (including business meals) if a Covered Party sought to pay his or her own share, then a Covered Party may accept the entertainment, including substantial entertainment with an aggregate value greater than $200 per year, if: (1) it and all other business courtesies are accepted from the same source infrequently, (2) FHLBank business is discussed or acceptance of the entertainment is important to maintaining or building a business relationship, and (3) acceptance of the entertainment is reasonable and customary in the industry, with due consideration to the appearance and the FHLBank’s role as a GSE. Any entertainment with an aggregate value greater than $200 per year (net of any FHLBank reimbursement of the provider) accepted by an Employee from a customer, vendor or counterparty, or any of its Affiliates under these circumstances must be reported on the annual certification and disclosure forms submitted to the Human Resources and Administration Department.

Covered Parties are sometimes invited to a conference sponsored by a customer, vendor, counterparty, or an Affiliate of any such entities. If a Covered Party, with the consent of his or her manager, determines that attending the conference is in the best interest of the FHLBank, the Covered Party preferably should pay for all travel, accommodations, recreation, meals, and other expenses associated with the conference or similar event (to be reimbursed by the FHLBank). However, it is recognized that there are circumstances in which it is not practical for a Covered Party to do so. In circumstances in which it would be awkward or uncomfortable, or would impose a significant burden on, or would embarrass or offend the conference sponsor if the Covered Party sought to pay his or her own share, then the Covered Party may attend the conference without paying for such costs, provided that, if such unpaid costs exceed $200, (a) the Covered Party (if an Employee) receives the prior approval of his or her manager or the FHLBank President, (b) it is determined by the Covered Party and, in the case of Employees, the Covered Party’s manager or the FHLBank President that (i) the conference will provide significant educational value, (ii) it and all other business courtesies are accepted from the same source infrequently, (iii) FHLBank business is likely to be discussed or attending the conference is important to maintaining or building a business relationship, and (iv) attendance without paying for such costs is reasonable and customary in the industry, with due consideration to the appearance and the FHLBank’s role as a GSE, and (c) in the case of Employees, attendance at such conference is reported on the annual certification and disclosure forms submitted to the Human Resources and Administration Department.

Sometimes a number of Covered Parties may be invited to the same function sponsored by a customer, vendor, counterparty or other third party, such as a dinner or sporting event. Managers shall ensure that the number of Covered Parties from the FHLBank who attend such an event is reasonable and appropriate under the circumstances, with due consideration to the possible appearance that the FHLBank’s judgment could be compromised by the volume of such entertainment.

In certain circumstances, business courtesies from the FHLBank’s customers, counterparties, and vendors can raise serious ethical and legal questions that could embarrass the Covered Party and the FHLBank. Business courtesies of a type that would be potentially embarrassing to the FHLBank or offensive or dangerous to any participants are not acceptable. For example, entertainment in an “adult entertainment” club is always inappropriate. Asking either directly or indirectly for a business courtesy is not acceptable in any case, nor is accepting cash or cash equivalents as a business courtesy.

Covered Parties authorized to provide entertainment shall follow the guidance set forth in the FHLBank’s Officers and Employees Travel Policy or Directors and Executive Officers Travel Policy, whichever applies to them. Entertainment provided by FHLBank Covered Parties must never be excessive, extravagant or potentially embarrassing to the FHLBank as described above. Covered Parties shall not provide entertainment or gifts to any Stakeholder if the Covered Party has reason to believe that such Stakeholder is not complying with the ethics rules of his or her organization.

Community Activities

While the FHLBank encourages active involvement in the community and community service organizations, Employees shall not engage in outside employment, community service or other outside activities that are incompatible with the full-time proper discharge of the duties and responsibilities of their employment with the FHLBank. Paid outside employment is not acceptable for officers unless approved by the President. Any outside employment, service or other activity that would require an Employee to be absent during assigned work hours must be approved in advance by his or her immediate supervisor.

Inappropriate activities include, but are not limited to:

(a)	acceptance of a fee, compensation, gift, payment of expense, or any other thing of monetary value, in circumstances in which acceptance may result in, or create the appearance of, a conflict of interest; and

(b)	outside employment, service or other activities that tend to impair the Covered Party’s mental or physical capacity to perform his or her duties and responsibilities in an acceptable manner.

A Covered Party shall not receive any salary or anything of monetary value from a private source as compensation for his or her services to the FHLBank.

Covered Parties are allowed to accept bona fide reimbursement for actual expenses for travel to fulfill an outside speaking engagement, for which no FHLBank payment or reimbursement will be made.

Community Lending Programs

If a community organization routinely applies for Housing and Community Development Department funding, a seat on such organization’s governing board is a potential conflict of interest and must be reported on the annual certification and disclosure forms submitted to the Human Resources and Administration Department. The Covered Party shall abstain from participating in decisions at the FHLBank and the organization involving such funding application, and the records of the FHLBank and the organization shall clearly reflect such abstention. Also, if the organization engages in discussions with or becomes an adversary of the FHLBank on a particular issue, the Covered Party shall abstain from any involvement in that particular issue or resign from the board (or from the AHAC or RMAB if applicable and the Covered Party so chooses). In any event, the Covered Party must make clear that in his or her service on the community organization he or she does not represent the FHLBank in any capacity.

No Covered Party shall participate in, or attempt to influence decisions by the FHLBank regarding the evaluation, approval, funding, monitoring, or any remedial process for an application or project administered by the FHLBank’s Housing and Community Development Department in which the Covered Party or an Immediate or Related Family Member has a Financial Interest in, or is employed by or on the governing board of, an organization involved in a project that is the subject of a pending or approved application. No such Covered Party shall participate, either directly or indirectly, in negotiating subsidy, monitoring, recapture, or other agreements between the FHLBank and the member or between the member and the project/organization on behalf of a member or the project/organization, and the relationship must be reported on the annual certification and disclosure forms submitted to the Human Resources and Administration Department.

Directors

In addition to the other provisions of this Code, the following applies to members of the FHLBank’s board of directors:

Definitions. For purposes of this section only:

(a) “Financial Interest” means a direct or indirect financial interest in any activity, transaction, property, or relationship that involves receiving or providing something of monetary value, and includes, but is not limited to any right, contractual or otherwise, to the payment of money, whether contingent or fixed. It does not include a deposit or savings account maintained with a member, nor does it include a loan or extension of credit obtained from a member in the normal course of business on terms that are generally available to the public or a similarly situated individual.

(b) “Business Associate” means any individual or entity with whom a director has a business relationship, including, but not limited to:

(i) Any corporation or organization of which the director is an officer or partner, or in which the director beneficially owns ten percent or more of any class of equity security, including subordinated debt;

(ii) Any other partner, officer, or beneficial owner of ten percent or more of any class of equity security, including subordinated debt, of any such corporation or organization; and

(iii) Any trust or other estate in which a director has a substantial beneficial interest or as to which the director serves as trustee or in a similar fiduciary capacity.

In general. All directors are charged under section 7(j) of the Federal Home Loan Bank Act with the duty of administering the affairs of the FHLBank in a fair and impartial manner and without discrimination in favor of or against any member. A director shall treat all members equally; members may only be accorded different treatment if there exist meaningful criteria upon which to distinguish between members and the criteria are directly related to a proper objective of the FHLBank.

A director shall not use his or her official position for personal gain. Directors must not disclose or use confidential information received by them solely by reason of their position with the FHLBank to obtain a financial benefit for themselves or for any other person.

A director shall not accept anything of monetary value from any outside source as compensation for his or her services to the FHLBank. Without the express prior approval of the board of directors, an individual director may not be retained by the FHLBank or by any other Federal Home Loan Bank to perform work and receive compensation. Without the express prior approval of the board of directors, the FHLBank may not purchase goods or services from a firm or organization of which a director is a director, officer, employee, or owner.

A director shall not accept, and shall discourage his or her Immediate and Related Family Members from accepting, any gift when the director believes or has reason to believe that the gift is given with the intent to influence the director’s actions as a member of the FHLBank’s board of directors, or when acceptance of such gift gives the appearance of intending to influence the director’s actions as a member of the board. However, a director may accept insubstantial gifts if the director does not have reason to believe the gift is given with the intent to influence the director’s actions as a member of the FHLBank’s board of directors. “Insubstantial gifts” shall include (i) gifts of a de minimis value (i.e., less than $50); (ii) entertainment or hospitality, the cost of which is considered reasonable, customary, and accepted business practice; and (iii) any other items or services for which a director pays fair market value. Such insubstantial gifts do not have the appearance of intending to influence a director.

A director shall disclose to the board of directors any personal Financial Interests he or she has, as well as any Financial Interests known to the director of any Immediate or Related Family Members, or Business Associates of the director, in any matter to be considered by the board of directors and in any other matter in which another person or entity does, or proposes to do, business with the FHLBank. A director shall fully disclose to the board the nature of his or her interest in the matter and shall provide to the board any information requested to aid in its consideration of the director’s interest.

A director shall refrain from considering or voting on any issue in which the director, or any Immediate or Related Family Member, or any Business Associate has a Financial Interest.

Member Directors. Member directors are confronted with an inherent conflict of interest in that actions which the board may take often directly affect the member of which the member director serves as a director or officer. Member directors must recognize the conflict and vigorously guard against allowing such interests to affect their actions as directors. A member director shall not vote on matters under consideration by the board that apply only to the member with which the director is associated or a small group of members of which the member is a part. However, a member director may provide information to the board on such matters, provided that the director fully discloses the director’s conflict of interest.

Member directors should not abstain from voting on matters that generally apply to all members. The Federal Home Loan Bank Act dictates that a majority of the board will be composed of directors who serve as officers or directors of members. Consequently, member director involvement in actions that will affect his or her institution is clearly contemplated by the Act and should not prevent a member director from acting in the best interests of the FHLBank.

Independent Directors. Independent directors shall not serve as an officer of any Federal Home Loan Bank or as an officer, employee or director of any member of the FHLBank or of any recipient of advances from the FHLBank. An independent director also shall not serve as an officer, employee or director of a holding company that controls one or more members of the FHLBank if member institutions of, or recipients of advances from, an FHLBank represent 35 percent or more of the holding company’s assets. The FHLBank will attribute to the independent director any officer position, employee position or directorship of the director’s spouse. The board chairperson and vice chairperson are considered officers of the board of directors but are not FHLBank officers.

An independent director may sell services or products to a member in the normal course of the director’s business; however, the director must not use his or her position as a director to promote such sales, and such sales should not constitute a significant part of the director’s overall business activities. An independent director may maintain deposit or savings accounts with a member and may also accept loans or other extensions of credit from a member. With respect to all permitted financial relationships between an independent director and a member, the relationships must be transacted in the ordinary course of business, and the terms made available to the director must be no more favorable than would be available in like circumstances to persons who are not FHLBank directors.

In some instances, an independent director may have a conflict of interest similar to that of member directors. For example, an independent director may be affiliated with a housing associate of the FHLBank. An independent director shall not vote on matters under consideration by the board that apply only to the independent director or the independent director’s affiliated institution or a small group of institutions that includes the director’s affiliated institution. However, an independent director may provide information on such matters to the board provided that the director fully discloses the director’s conflict of interest.

Compliance. At least annually, the Audit Committee of the board of directors shall examine the records of the board of directors in order to evaluate the directors’ compliance with the provisions of this Code.

Violations. The President of the FHLBank shall be responsible for reporting any alleged violation of this Code involving directors to the chairperson of the board or, in the event that the chairperson is the subject of or connected with the allegation, the vice chairperson of the board or, in the event the vice chairperson is also a subject of or connected with the allegation, such other director as the President shall choose. The director to whom the President reports the alleged violation shall (1) appoint a committee of at least three but no more than five directors to investigate the allegation and report to the board, and (2) preside over any board meeting at the time when such allegations are considered. Officers and Employees of the FHLBank shall make all information relating to the allegation available to the committee and shall assist the committee in carrying out its investigation.

After the committee concludes its investigation, it shall provide a full report of its findings to the board of directors. The board shall consider the report of the committee and any additional information it shall choose to consider, and any directors who are the subject of or connected with such allegations shall be given a reasonable opportunity to be heard by the board, but shall not be present during any other board consideration of such allegations and may not vote on any resolution or other action concerning such allegations. If the board determines that a violation of this Code has occurred, it may take any of the following actions: (1) censure the director; (2) forward the findings of the board to the Finance Agency for further investigation; or (3) recommend to the Finance Agency that the director be suspended or removed.

Principle 4: Confidential Information

Covered Parties must protect the confidential, personal and proprietary information of the FHLBank and its customers, counterparties, vendors and other Covered Parties.

Covered Parties shall consider any information that concerns the FHLBank or its customers, Covered Parties, counterparties or vendors that is not generally available to others to be confidential. Confidential information includes, but is not limited to, member examination reports, underwriting information, financial information about the FHLBank itself, FHLBank security and auditing procedures, FHLBank personnel information, technical data, planned new services and products, and other non-public information of the FHLBank. The improper disclosure or unauthorized use of confidential information could have a seriously adverse impact on the FHLBank’s relationships with its Stakeholders and is strictly prohibited.

Covered Parties must take all reasonable measures to protect the confidentiality of non-public information about the FHLBank and its Stakeholders. Covered Parties must also endeavor to prevent unauthorized disclosure of such information, unless required by applicable law or regulatory process. Covered Parties must fully comply with the provisions of all FHLBank policies relating to confidentiality at all times.

Covered Party Information

The FHLBank respects the privacy of every Covered Party and only collects and retains Covered Party personal information that is required for effective operation of the FHLBank or that is required by law. To help protect Covered Parties’ personal information, the FHLBank prohibits Covered Parties from accessing personal Covered Party information or communications between Covered Parties unless they have a legitimate business purpose to do so. Covered Parties who are entrusted with personal Covered Party information shall make sure it is not disclosed inappropriately or misused. Such information is to be stored in restricted access facilities and access shall be monitored and controlled. Covered Parties must not search or take items from a Covered Party’s workspace (i.e., desk, inbox, and drawers) unless they have a legitimate business purpose. Covered Parties also must not use someone else’s user identification or network password. Certain authorized Information Technology Department personnel may access a Covered Party’s e-mail account only for the purpose of ensuring compliance with FHLBank policies.

FHLBank Information

If a Covered Party discovers information believed to be confidential, that Covered Party is expected to personally return it to the author of the document or the head of the department to which it belongs. For example, if a Covered Party were to find a memorandum addressed to the board of directors in a work room, it must be returned to the author. Covered Parties are expected to avoid conversations in public places or other circumstances in which confidential information might inadvertently be disclosed. Covered Parties also need to guard against disclosing confidential information in talking with family and friends.

Covered Parties must also comply with the FHLBank’s Policy on Fair Disclosure, which prohibits selective disclosure of material, non-public information to persons outside the FHLBank who might use the information for purchasing or selling securities of the FHLBank. All media inquiries are to be referred to the FHLBank’s Public Relations and Communications Department and all legal inquiries are to be referred to the FHLBank’s Legal Department.

The obligation to maintain the confidentiality of confidential information continues after the end of an Employee’s employment with the FHLBank or a director’s or AHAC or RMAB member’s term of office. Employees terminating employment with the FHLBank shall not remove any documents or electronic media unless their managers have reviewed and approved the removal.

Vendor, Counterparty and Customer Information

Just as the FHLBank closely guards its own confidential information, Covered Parties must respect the confidentiality rights of others. To help protect the FHLBank’s relationships, Covered Parties must maintain the confidentiality of confidential customer information. In promoting FHLBank products, Covered Parties may not publicly disclose how or why a customer uses an FHLBank product in a manner that might reveal that customer’s business strategies without the customer’s previous permission. Similarly, in conducting business with counterparties, Covered Parties may not reveal the pricing or modeling arrangements of other counterparties with whom the FHLBank conducts business.

Principle 5: Protection of FHLBank Property

Covered Parties shall protect FHLBank property and use it only for legitimate purposes.

Every Covered Party has a responsibility to protect the FHLBank’s assets and ensure their efficient use. The FHLBank’s property includes physical property (office supplies, copiers, computers, etc.) and intellectual property (FHLBank’s logo, copyrights, trademarks, etc.), as well as the information described under Principle 4: Confidential Information. The FHLBank’s property may be used only for legitimate purposes. Any improper use of the FHLBank’s property, whether for personal or business purposes, is prohibited and may be unlawful. In using FHLBank property, Covered Parties must fully comply with the provisions of all FHLBank policies relating to confidentiality at all times.

FHLBank property, such as computers, telephones, cell phones, facsimile machines and copy machines are meant for FHLBank business. The FHLBank allows limited personal use of these items as long as personal use meets the following criteria:

•	Limited to occasional use;

•	Does not result in excessive costs;

•	Does not interfere with work duties;

•	Complies with all applicable policies and laws;

•	Is not related to the conduct of an outside business; and

•	Would not cause embarrassment to the FHLBank.

The FHLBank’s corporate identity, logo and trademarks are also valuable business properties, and their improper use could be harmful to the FHLBank and its reputation. Covered Parties may not use the FHLBank’s logo or identity to give the impression that a personal Covered Party’s or outside organization’s project or activity is approved or sponsored by the FHLBank.

Principle 6: Fair Dealing

Covered Parties shall deal fairly with the FHLBank’s customers, regulators, counterparties, vendors and other Covered Parties.

The FHLBank’s ethical standards require fair dealing in all transactions and dealings with Stakeholders. The FHLBank relies on these standards to gain and maintain the trust of customers and other Stakeholders. Covered Parties are expected to communicate with candor and to endeavor to deal fairly with the FHLBank’s customers, counterparties, vendors and other Covered Parties. No Covered Party may take unfair advantage of another Covered Party or other Stakeholder through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice. In short, Covered Parties are expected to do what they say they will do and must communicate honestly and ethically in serving the FHLBank’s customers and conducting business with others.

Fair Dealing with Other Covered Parties

All Covered Parties are expected to be fair and impartial in their dealings with other Covered Parties. Managers shall handle similar matters involving different Employees consistently. Covered Parties, particularly managers, are to adhere to a balanced standard of fairness, making decisions without favoritism or prejudice.

Fair Dealing with Customers, Vendors and Counterparties

Covered Parties must avoid making misrepresentations, accidental or otherwise, to the FHLBank’s Stakeholders. If a Covered Party believes a business contact may have misunderstood him or her, the Covered Party is required to promptly correct any potential misunderstanding. Covered Parties must never counsel customers or counterparties to breach a contract with another company to do business with the FHLBank.

Covered Parties are expected to weigh all facts impartially in vendor or counterparty selection. Covered Parties must never exert or attempt to exert influence within the FHLBank to obtain special treatment for a particular vendor based on personal reasons. Covered Parties also are expected to promptly process all proper vendor invoices for payment.

Principle 7: Transparency and FHLBank Records

Covered Parties are required to accurately record, report and disclose information to meet financial reporting, regulatory and legal obligations.

The integrity of the FHLBank’s financial records is vital to the operation of its business. These records are crucial to maintaining the confidence and trust of Stakeholders, including the Finance Agency, the SEC, customers, purchasers of FHLBank consolidated obligations, and Covered Parties. All transactions must be properly recorded in accordance with the law and FHLBank policy.

Responsibilities to the FHLBank

Covered Parties must fully comply with the policies of the FHLBank to protect and maintain all required documents and records. Covered Parties shall make sure that their own document retention schedules comply with the FHLBank’s retention policies and that documents are retained for the proper amount of time. No Covered Party shall alter, destroy, mutilate, conceal, cover up, falsify, or make a false entry in any record or document with the intent to impair, obstruct, or influence any legal or regulatory proceeding, investigation or proper administration of any FHLBank matter.

Responsibilities to Members and Other Stakeholders

The principal executive officer(s), the principal financial officer(s), the principal accounting officer, the controller, or persons performing similar functions (“Senior Financial Officers”) must ensure that all reasonable and necessary steps within their respective areas of responsibility are taken to provide full, fair, accurate, timely and understandable disclosure of the FHLBank’s financial results and condition in reports and documents filed with or submitted to the Finance Agency and the SEC, and that such reports and documents are fully compliant with all legal and regulatory requirements.

In addition, Senior Financial Officers must provide full, fair, accurate and understandable information whenever communicating with members or the general public. Moreover, Senior Financial Officers shall not directly or indirectly take any action to fraudulently influence, coerce, manipulate or mislead the FHLBank’s independent public accountants for the purposes of rendering the financial statements of the FHLBank misleading.

Senior Financial Officers must also ensure that appropriate accounting and disclosure controls and procedures are in place, understood and followed. Any material weakness in, or significant concerns regarding, the FHLBank’s disclosure or internal controls must be reported to the Audit Committee of the board of directors.

Principle 8: Safe, Healthy and Productive Workplace

Covered Parties shall foster a safe, healthy and productive workplace.

The FHLBank does not tolerate behavior, comments, e-mail messages or other conduct that creates, encourages or permits an intimidating or offensive environment. To this end, Covered Parties must fully comply with the FHLBank’s Anti-harassment, Nondiscrimination & Mutual Respect Policy Statement as distributed from time to time. In addition, an Employee holding a supervisory position shall not have a romantic or sexual relationship with an Employee who is directly or indirectly supervised by the supervisory Employee. Such conduct will subject the supervisory Employee to disciplinary action, up to and including termination.

Covered Parties may not purchase, consume, use, possess, sell or distribute illegal drugs (including misused prescription drugs) or alcoholic beverages (except when properly served at FHLBank-sponsored events, including meals and social gatherings in connection with board of directors meetings) while on the job, attending FHLBank board of directors or committee meetings, or on FHLBank property. Off-the-job illegal drug use and/or alcohol abuse that adversely affects a Covered Party’s job performance, board or committee service, attendance, or conduct or that jeopardizes the safety of others engaged in FHLBank-related activities also is prohibited.

Covered Parties are not permitted to participate in any illegal gambling activity, including operating gambling devices, unlawful lotteries, pools, games for money or property, numbers, tickets, or similar illegal activities, while on FHLBank premises or while on FHLBank business. Activities legally administered by the Community Affairs Committee, the Human Resources and Administration Department, or otherwise by the FHLBank are permitted.

Covered Parties are also not permitted to bring a firearm or other dangerous weapons of any kind on FHLBank premises or to any FHLBank-sponsored meeting or function, except when participating in an FHLBank-sponsored meeting or function that involves hunting, sport shooting or related activities.

Exceptions/Violations

Any exceptions to or violations of this Code shall be addressed according to the provisions set forth previously in this Code. Similarly, any violation of this Code shall be addressed according to the provisions set forth previously in this Code and may result in disciplinary action up to and including termination of employment and/or legal action.

Policy Review

This Code shall be reviewed annually and revised as needed by the General Counsel and Director of HRA. Any such revisions shall be approved by the Policy Oversight Group and submitted for review and approval by the Housing & Governance committee and the board of directors.